UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-42378

Li Bang International Corporation Inc.

(Exact Name of Registrant as Specified in its Charter)

No. 190 Xizhang Road, Gushan Town, Jiangyin City, Jiangsu Province

People’s Republic of China

+86 0510-81630030

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Annual General Meeting of the Shareholders of Li Bang International Corporation Inc.

Li Bang International Corporation Inc. (the “Company”) will hold its Annual General Meeting of Shareholders (the “Meeting”) at the principal offices of the Company located at No. 190 Xizhang Road, Gushan Town, Jiangyin City, Jiangsu Province, People’s Republic of China, on December 30, 2025 at 9:00 p.m., Beijing Time (December 30, 2025 at 8:00 a.m., Eastern Time). Materials made available in connection with the Meeting are available at https://www.transhare.com/libang. The information contained in, or that can be accessed through, such website does not form a part of this filing. The following documents regarding the Meeting, each of which is attached as an exhibit hereto, are incorporated herein by reference.

This report of foreign private issuer on Form 6-K is incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-291772) filed with the U.S. Securities and Exchange Commission, to be a part thereof from the date on which this report of foreign private issuer on Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit	Title

99.1	Notice of Annual General Meeting

99.2	Proxy Statement

99.3	Form of Proxy

99.4	Form of 2025 Share Incentive Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Li Bang International Corporation Inc.

Date: December 22, 2025	By:	/s/ Huang Feng
	Name:	Huang Feng
	Title:	Chief Executive Officer

3